1900 K Street, NW
Washington, DC 20006-1110
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

STEPHEN T. COHEN

stephen.cohen@dechert.com
+1 202 261 3304 Direct

December 13, 2021

VIA EDGAR

Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	RBC Funds Trust (the “Trust” or “Registrant”)

File Nos.: 333-111986; 811-21475

Dear Ms. Dubey:

We are writing in response to the additional comments provided telephonically on December 10, 2021 with respect to Post-Effective Amendment No. 152 filed on Form N-1A on October 1, 2021 for the Trust under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), to register Class A, Class I and Class R6 shares of the RBC Global Equity Leaders Fund, a new series of the Trust. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Capitalized terms used but not defined in this letter have the meanings given to them in the Fund’s registration statement.

I.	Summary Section of Prospectus

Comment 1.

The Fund’s principal investment strategies state that “ESG integration is defined by the Sub-Advisor as the systematic and explicit inclusion of material ESG factors into investment analysis and investment decisions by the Sub-Advisor.” Please revise the disclosure to identify the specific material ESG factors that are integrated into the investment process.

Response 1. The Trust has revised the disclosure as follows (new and revised disclosures as compared to the response to the staff’s November 12, 2021 comments are underlined):

ESG integration is defined by the Sub-Advisor as the systematic and explicit inclusion of material ESG factors into investment analysis and investment decisions by the Sub-Advisor. The Sub-Advisor’s ESG analysis framework focuses on the economic activities and operational conduct of all equity investments, and considers a range of ESG factors including, but not limited to, corporate governance, employee health and safety, human rights, and environmental management. ESG factors are used as part of the investment analysis for all equity holdings and inform the Sub-Advisor’s opinion on ESG risk levels and whether an investment’s business model has a net benefit for society. Companies with business models that do not have a net benefit for society and have “very high” ESG risks are restricted from investment because the Sub-Advisor views such investments as unlikely to be sustainable in the long term.

The Sub-Advisor’s ESG integration approach incorporates proprietary ESG checklists, internal research, analysis and discussion, and ESG data from third party providers.

ESG engagement is defined by the Sub-Advisor as the interactions between the Sub-Advisor and current or potential investees (which may be companies and/or other stakeholders of relevance to the investees on ESG issues). ESG engagements are undertaken to gain insight and/or influence (or identify the need to influence) involving ESG practices and/or improve ESG disclosure, to the extent possible. The Sub-Advisor undertakes engagement activities on an on-going basis. The Sub-Advisor also votes all proxies in accordance with its fiduciary duty.

Comment 2.

The Fund’s principal investment strategies state that “[t]he Sub-Advisor restricts investment business models with ‘very high’ ESG risks that do not have a net benefit because it views such investments as unlikely to be sustainable in the long term.” Please clarify this sentence.

Response 2. The Trust has revised the sentence as set forth above.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (202) 261-3304. Thank you.

Sincerely,

/s/ Stephen T. Cohen
Stephen T. Cohen

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